Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Liminal BioSciences Inc. (“Liminal BioSciences” or the “Company”)

440, Armand-Frappier Blvd., Suite 300

Laval, Québec

H7V 4B4

2. Date of Material Change

September 26, 2023

3. News Release

A news release disclosing the nature and substance of the material change was disseminated by Liminal BioSciences on September 26, 2023 on newswires in the United States and Canada, and subsequently filed on the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) under the Company’s issuer profile at www.sedarplus.ca and www.sec.gov/edgar, respectively.

4. Summary of Material Change

On September 26, 2023, Liminal BioSciences completed the transaction contemplated by the previously announced arrangement agreement involving the Company and Structured Alpha LP (“SALP”), a limited partnership managed by its general partner, Thomvest Asset Management Ltd. (the “Arrangement”). Pursuant to the Arrangement, SALP acquired all of the issued and outstanding common shares of Liminal BioSciences (the “Common Shares”) not already owned by SALP or its affiliates and associates (the “Minority Shares”) at a price of US$8.50 in cash per Share.

5. Full Description of Material Change

On September 26, 2023, Liminal BioSciences completed the Arrangement with SALP pursuant to which SALP acquired all of the issued and outstanding Minority Shares at a price of US$8.50 in cash per Minority Share. The Arrangement was completed pursuant to a court-approved plan of arrangement under section 192 of the Canada Business Corporations Act.

As a result of the Arrangement, the Common Shares will no longer be listed on the Nasdaq Capital Market. In addition, the Company will (i) submit an application to cease to be a reporting issuer under applicable Canadian securities law, (ii) file a certification and notice on Form 15 with the U.S. Securities and Exchange Commission to suspend its reporting obligations under U.S. securities laws and (iii) otherwise terminate the Company’s public reporting requirements.

Further details of the Arrangement are set out in the management proxy circular of the Company dated August 16, 2023 (the “Management Information Circular”), as amended September 12, 2023 by the Supplement to the Management Information Circular, each of which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About Liminal BioSciences Inc.

Liminal BioSciences is a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. Liminal BioSciences is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using our integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology. Liminal BioSciences’ pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. Liminal BioSciences is also developing LMNL6326 as an antagonist for the OXER1 receptor, targeting treatment of eosinophil-driven disease, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, Liminal BioSciences continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

About Structured Alpha LP

Thomvest Asset Management Ltd. is the general partner of SALP. Thomvest Asset Management Ltd. is part of a group of investment companies that make investments on behalf of Peter J. Thomson and his family.

Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including, but not limited to statements related to Liminal BioSciences’ business in general, the delisting of Liminal BioSciences’ Common Shares and the filing of an application to cease to be a reporting issuer in Canada and timing thereof.

These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the risk that stockholder litigation in connection with the Arrangement may result in significant costs of defense, indemnification and liability; the effects of disruption from the Arrangement on Liminal BioSciences’ business; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; Liminal BioSciences’ expected cash runway and Liminal BioSciences’ ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets; Liminal BioSciences’ reliance on third parties to conduct, supervise and monitor existing clinical trials and potential future clinical trials; developments from Liminal BioSciences’ competitors and the marketplace for Liminal BioSciences’ product candidates; and business, operations and clinical development timelines and plans may be adversely affected by geopolitical events and macroeconomic conditions, including rising inflation and interest rates and uncertain credit and financial markets, and matters related thereto; and other risks and uncertainties affecting Liminal BioSciences, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal BioSciences may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this material change report even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable. This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For further information, please contact Nicole Rusaw, Chief Financial Officer of the Company, at n.rusaw@liminalbiosciences.com.

9. Date of Report

September 26, 2023